SO 4/13/05

VF 4-28-05



SECURITIES AND EXCHANGE COMMISSION

05042038

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-16791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 1 3 2005
BRANCH OF REGISTRATIONS AND
01 EXAMINATIONS

NAME OF BROKER-DEALER:
American Express Financial Advisors, Inc.

OFFICIAL USE ONLY
006363
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 AXP Financial Center
(No. and Street)

Minneapolis	**MN**	**55474**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Nygren **612-671-2861**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street, Suite 1400	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David K. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of American Express Financial Advisors, Inc., as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Vice President-Controller

Title



Notary Public


RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires January 31, 2010

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(o) Independent auditor's report on internal accounting control.
(p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
(q) Reconciliation of Assets, Liabilities and Stockholder's Equity to the Regulatory Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

American Express Financial Advisors Inc.
December 31, 2004
With Report of Independent Registered Public Accounting Firm

American Express Financial Advisors Inc.

Consolidated Statement of Financial Condition

December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
American Express Financial Advisors Inc.

We have audited the accompanying consolidated statement of financial condition of American Express Financial Advisors Inc. (the Company) as of December 31, 2004. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of American Express Financial Advisors, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

March 15, 2005, except for Note 11,
as to which the date is March 24, 2005

American Express Financial Advisors Inc.

Consolidated Statement of Financial Condition

December 31, 2004
(In thousands, except share amount)

Assets	
Cash and cash equivalents	$375,356
Cash segregated under federal and other regulations	74,310
Investment securities available-for-sale	13,105
Receivables:	
Brokerage and other fees – affiliates	7,162
Financial advisors and employees (net of allowance for doubtful accounts of $345)	6,310
Underwriting fees, distribution fees and other (net of allowance for doubtful accounts of $6,965)	51,762
Deferred acquisition costs	272,394
Secured demand note receivable from Parent	40,000
Land, building, equipment and software, less accumulated depreciation and amortization of $178,520	63,542
Deferred compensation	20,982
Other assets	5,188
Total assets	$930,111
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued expenses:	
Due to affiliates	$117,422
Field force compensation	63,797
Salaries and employee benefits	50,889
Unearned commissions	107,538
Other liabilities	78,792
Deferred income taxes	25,211
	443,649
Liabilities subordinated to the claims of general creditors	40,000
Stockholder's equity:	
Common stock $10 par value per share:	
Authorized, issued and outstanding shares – 10,000	100
Additional paid-in capital	218,208
Accumulated other comprehensive income, net of tax	434
Retained earnings	227,720
Total stockholder's equity	446,462
Total liabilities and stockholder's equity	$930,111

See accompanying notes.

American Express Financial Advisors Inc.

Notes to Consolidated Statement of Financial Condition

December 31, 2004
(In thousands)

1. Organization and Summary of Significant Accounting Policies

Organization

American Express Financial Advisors Inc. (the Company) is incorporated under the laws of the State of Delaware. The Company is a wholly owned subsidiary of American Express Financial Corporation (the Parent), which is a wholly owned subsidiary of American Express Company. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). On February 1, 2005, American Express Company announced plans to pursue a tax-free spin-off of the Parent through a special dividend to American Express Company shareholders.

American Express Financial Advisors Japan Inc. and American Express Management Company (Subsidiaries) are wholly owned subsidiaries of the Company. The Company ceased the operations of American Express Financial Advisors Japan Inc. during 2002. The closing activities continued through 2004 and are near completion. The impact of these discontinued operations is not significant to the financial position of the Company.

The Company offers advice services and investment advisory services to individuals for which it charges a fee through an advisor-based distribution channel. The Company's advice services provide financial analyses addressing six basic areas of advice services: financial position, protection, investment, income tax, retirement and estate planning, and asset allocation. To complete their advice services, the Company's financial advisors provide clients with recommendations of products from the more than 100 products distributed by subsidiaries and affiliates of the Parent, as well as products of approved third parties. The Company maintained a nationwide field force of 10,741 at December 31, 2004. The Company's marketing system consists primarily of its field force operating in 50 states, the District of Columbia and Puerto Rico, organized in four regions. There were 616 area offices and 32 market groups at December 31, 2004.

The financial advisors are non-employee, independent contractors operating through a nationwide franchise system or they may choose to be employees of the Company. Due to differing levels of support provided to advisors operating in these various platforms, advisors are compensated at different percentages of the gross dealer concessions allowed for the various product offerings.

1. Organization and Summary of Significant Accounting Policies (continued)

To complement its advisor-based channel, the Company also offers an integrated direct retail distribution channel. Direct distribution services are provided through the Company's online brokerage, which operates under the name American Express Brokerage. American Express Brokerage allows clients to purchase and sell securities online, obtain research and information about a wide variety of securities, use asset allocation and financial planning tools, contact an advisor, as well as access a wide range of proprietary and non-proprietary mutual funds.

The Company's principal sources of revenue are fees from distribution of investment products, advice services fees, brokerage fees and compensation from the Parent for training and administrative support of the field force.

Basis of Financial Statement Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Significant Accounting Policies

The significant accounting policies of the Company are summarized as follows:

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material inter-company accounts and transactions have been eliminated in consolidation.

1. Organization and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments: Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2004, approximate current fair value.

Cash and Cash Equivalents: The Company defines cash equivalents as investments with maturities of three months or less at the date of acquisition.

Cash Segregated Under Federal and Other Regulations: Pursuant to Rule 15c3-3 Section (k)(2)(i), cash received from customers is held in segregated accounts and is forwarded to associated mutual funds and other affiliates on a daily basis.

Investment Securities: The Company holds debt securities that are classified as available-for-sale and carried at fair value as determined by quoted market prices. The available-for-sale classification does not represent that the Company expects to sell these securities, but that these securities are available to meet possible liquidity needs should there be significant changes in market interest rates, customer demand or funding sources and terms.

Unrealized gains and losses on securities classified as available-for-sale are reported, net of deferred taxes, in accumulated other comprehensive income or loss, a separate component of stockholder's equity. Interest income is generally accrued as earned using the effective interest rate method, which makes an adjustment of the yield for premiums and discounts. Realized gains and losses are recognized on a trade date basis using the specific identification method. When evidence indicates a decline, which is other than temporary, in the underlying value of individual investments, such investments are written down to fair value by a charge to earnings. Management considers several factors when considering potential impairment including issuer downgrade, default, and bankruptcy and the period of time and magnitude of decline in value below cost.

Accounts Receivable Allowance: Financial advisors are required to pay for certain support services provided by the Company. The Company reserves for any outstanding receivables from the financial advisors at the following rates: 35% for active financial advisors; 80% for financial advisors terminated within 12 months, and 100% allowance for financial advisors terminated more than one year ago. The Company also reserves for revenue-sharing fee receivables from non-proprietary mutual fund companies based upon management's judgment as to ultimate collectibility.

(In thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Deferred Acquisition Costs: Commissions paid by the Company in connection with the sale of certain investment products are deferred. Such deferred acquisition costs are amortized over the estimated lives of the related products. When the client's investment is redeemed, any remaining deferred acquisition costs are immediately recognized as expense.

Land, Building, Equipment and Software: Land, building, equipment and software are carried at cost less accumulated depreciation and amortization. The Company capitalizes certain costs to develop or obtain software for internal use. Capitalized software is carried at cost less accumulated amortization. The Company generally utilizes the straight-line method of computing depreciation and amortization over a period of three to thirty years.

Deferred Compensation: Under American Express Company's 1998 Incentive Compensation Plan (the Plan), awards may be granted to officers, other key employees and other key individuals who perform services for American Express Company and its participating subsidiaries. The Company is a participating subsidiary in American Express Company's Restricted Stock Award (RSA) program beginning in 2003. The RSA program is a stock-based deferred compensation program where stocks granted to selected employees vest ratably over a four-year period. In 2004, American Express Company allocated $19,300 of RSA prepaid expense to the Company, which is amortized into expense on a straight line basis over four years.

Accounting Development: In November 2003, the FASB ratified a consensus on the disclosure provisions of EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (EITF 03-1). In March 2004, the FASB reached a consensus regarding the application of a three-step impairment model to determine whether investments accounted for in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and other cost method investments are other-than-temporarily impaired. However, with the issuance of FSP EITF 03-1-1 on September 30, 2004, the provisions of the consensus relating to the measurement and recognition of other-than-temporary impairments will be deferred pending further clarification from the FASB. The remaining provisions of this rule, which primarily relate to disclosure requirements, are required to be applied prospectively to all current and future investments accounted for in accordance with SFAS No. 115 and other cost method investments. The Company will evaluate the potential impact of EITF 03-1 after the FASB completes its reassessment.

2. Related Party Transactions

The Company provides various services to the Parent and certain other affiliates. The Company is compensated for these services pursuant to various agreements with the Parent and the affiliates to which services are provided. The most significant activity includes providing training and administrative support to the field force. The Company trains all new American Express financial advisors. Fees for training the field force are based primarily on a cost-plus basis but are subject to modification at the discretion of the Parent. The Company assumes the costs of operating the branch field offices and shares with the affiliates the costs of compensating non-employee financial advisors. In addition, the Company acts as the introducing broker for an insurance company affiliate for which brokerage fees are charged. The Company is also the distributor for face value certificates sold through the financial advisors in the United States. In addition, the Company has been reimbursed for certain costs incurred related to corporate initiatives of American Express Company.

The Company is allocated certain administrative expenses by the Parent on a prorated basis.

The Company has an arrangement with the Parent whereby the Company retains tax benefits for benefits paid to retired members of the field force. These benefit payments are deductible for tax purposes by the Company in the year paid. The related financial statement expense is recognized by the Parent as earned by the field force. The Parent allows the Company to retain the tax benefits resulting from these transactions.

The Company clears all transactions with an affiliated broker, American Enterprise Investment Services, Inc. (AEIS), which charges the Company clearing fees on a per trade basis.

The amounts of revenue earned from affiliates may not be reflective of revenues that could have been earned on similar levels of activity with unrelated third parties. Similarly, the expenses allocated to the Company may not be reflective of expenses that would have been incurred by the Company on a stand-alone basis. These amounts do not affect the fees ultimately charged to customers

(In thousands)

3. Investment Securities

Available-for-sale securities consist exclusively of corporate bonds. At December 31, 2004, gross unrealized gains amounted to $667. There were no gross unrealized losses at December 31, 2004.

The contractual maturities of such bonds and the related cost and fair values at December 31, 2004 are set forth below.

December 31, 2004	Amortized Cost	Estimated Fair Value
Due within 1 year	$2,481	$ 2,556
Due after 1 year through 5 years	9,957	10,549
Total	$12,438	$13,105

Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

4. Secured Demand Notes Receivable and Subordinated Liabilities

At December 31, 2004, the Company had a secured demand note collateral agreement with the Parent for $40,000. The interest-free secured demand note receivable was secured by securities with an aggregate market value of $50,115 at December 31, 2004 ($44,546 after deducting applicable valuation adjustments required by SEC Rule 15c3-1).

The Company has interest-free subordinated liabilities pursuant to the secured demand note collateral agreement. The agreement has been approved by the NASD. Therefore, the borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The secured demand note and subordinated liabilities are between related parties and bear no interest; therefore, estimated fair value of these financial instruments is not meaningful and has not been disclosed.

(In thousands)

5. Retirement and Stock Compensation Plans

The Company participates in the American Express Retirement Plan (the Plan), which covers all permanent employees age 21 and over who have met certain employment requirements. The Plan includes a cash balance formula and a lump sum distribution option. Pension benefit contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by ERISA.

The Company also participates in defined contribution pension plans of American Express Company that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

The Company participates in defined benefit health care plans of the Parent that provide health care and life insurance benefits to retired employees and retired financial advisors. The plans include participant contributions and service related eligibility requirements. Upon retirement, such employees and financial advisors are considered to have been employees of the Parent.

The Parent expenses these benefits and allocates the expenses to its subsidiaries. The weighted average assumptions used in determining the post-retirement benefit obligation recorded as a liability by the Parent include discount rates of 5.75% and a net medical trend rate of 10.50% in 2004.

The Company's employees participate in the Parent's various incentive plans. The Company records its allocated share of the Parent's stock-based compensation cost. Prior to 2003, the Parent accounted for stock compensation costs under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Prior to the adoption of the fair value recognition provisions of SFAS No. 123 in 2003, no employee compensation cost was recognized for stock options granted, since all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. With the adoption of SFAS No. 123 in 2003, the Parent now expenses the cost of stock options granted.

(In thousands)

6. Net Capital Requirements

The Company is subject to the net capital requirements of the NASD and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The NASD and SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2004, the Company had net capital of $83,391, which was $83,141 in excess of the regulatory requirement.

7. Commitments and Contingencies

The Company leases office space and various types of equipment under noncancelable leases.

At December 31, 2004, the Company's future minimum rental commitments, which relate to branch office facilities, based upon the terms under non-cancelable operating leases were as follows:

2005	$ 35,306
2006	26,415
2007	18,521
2008	9,858
2009	4,635
Aggregate thereafter	3,736
Total	$ 98,471

The Company is a defendant in various lawsuits. The outcome of any litigation cannot be predicted with certainty. In the opinion of management, however, the ultimate resolution of these lawsuits, taken in the aggregate, will not materially affect the Company's financial position.

The Company has agreed to indemnify AEIS for any losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2004, there were no amounts to be indemnified to AEIS for these customer accounts.

8. Other Regulatory Matters

As has been widely reported, the SEC, NASD and several state attorneys general have brought proceedings challenging several mutual fund industry practices, including late trading, market timing, disclosure of revenue sharing arrangements and inappropriate sales of class B mutual fund shares. The Company has received requests for information concerning its practices and is providing information and cooperating fully with these inquiries.

In May 2004, the Company had received notification from the staff of the NASD indicating that it had made a preliminary determination to recommend that the NASD bring an action against the Company for potential violations of federal securities laws and the rules and regulations of the SEC and the NASD. The notice received by the Company comes in the context of a broader industry-wide review of the mutual fund and brokerage industries that is being conducted by various regulators. The NASD staff's allegations relate to the Company's practices with respect to various revenue sharing arrangements pursuant to which the Company receives payments from certain non-proprietary mutual funds for agreeing to make their products available through the Company's national distribution network. In particular, the NASD has alleged that the Company (i) failed to properly disclose such revenue sharing arrangements from January 2001 until May 2003, (ii) failed to properly disclose such revenue sharing arrangements in its brokerage confirmations and (iii) received directed brokerage from January 2001 until December 2003. The notice from the NASD staff is intended to give the Company an opportunity to discuss the issues it has raised. The Company has been availing itself of this opportunity and continues to cooperate fully with the NASD's inquiry regarding this matter, as well as all other regulatory inquiries.

In addition to the foregoing, in February 2004 the Company was one of 15 firms that settled an enforcement action brought by the SEC and the NASD relating to breakpoint discounts (i.e., volume discounts available to investors who make large mutual fund purchases) pursuant to which the Company paid a fine of $3.7 million and is in the process of reimbursing customers to whom the firm failed to deliver such discounts.

8. Other Regulatory Matters (continued)

Congress has also proposed legislation and the SEC has proposed and, in some instances, adopted rules relating to the mutual fund industry, including expenses and fees, mutual fund corporate governance and disclosures to customers. For example, during the past year, mutual fund and investment advisors were required by the SEC to adopt and implement written policies and procedures designed to prevent violation of the federal securities laws and to designate a chief compliance officer responsible for administering these policies and procedures. While there remains a significant amount of uncertainty as to what legislative and regulatory initiatives may ultimately be adopted, these initiatives could negatively impact mutual fund industry participants' results, including the Company's, in future periods.

9. Income Taxes

The Company files a consolidated income tax return with American Express Company. The provision for current income taxes is determined on a separate entity basis, except that any benefit for losses is recognized only to the extent that they can be utilized in the consolidated return. It is the policy of the Parent to reimburse subsidiaries for any current tax benefits recognized. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. State taxes are allocated to subsidiaries based on apportionment factors.

The Company had receivables from the Parent for federal income taxes of $10,307 at December 31, 2004.

American Express Financial Advisors Inc.

Notes to Consolidated Statement of Financial Condition (continued)

(In thousands)

9. Income Taxes (continued)

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2004, are as follows:

Deferred income tax assets:	
Unearned revenue	$ 37,349
Accrued expenses	9,230
Leaseholds	8,161
Deferred compensation and bonuses	6,562
Allowance for accounts receivable	2,609
Prizes and awards	2,447
Retirement	516
Restructuring charge	450
Software amortization	409
Other	163
Total deferred income tax assets	67,896
Deferred income tax liabilities:	
Deferred commission and acquisition costs	87,013
Accelerated depreciation	5,563
Other	531
Total deferred income tax liabilities	93,107
Net deferred income tax liability	$25,211

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and, therefore, no such valuation allowance has been established.

(In thousands)

10. Subsequent Event — Spin-Off of Parent

On February 1, 2005, American Express Company announced plans to pursue a tax-free spin-off of the common stock of the Parent through a special dividend to American Express Company common shareholders. The final transaction, which is subject to certain conditions including receipt of a favorable tax ruling and approval by American Express Company's Board of Directors, is expected to close in the third quarter of 2005.

11. Subsequent Event - Regulatory Settlement

On March 23, 2005, the NASD announced it had reached a settlement with the Company on matters relating to sales of Class B shares of mutual funds. Under the terms of the settlement, the Company will pay a fine of $13 million, as well as offer certain Class B share account-holders the opportunity to convert their positions to Class A shares.